FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                July 11 2003

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 01       RNS Announcement, re:  Board Appointment
                                    dated  11th July 2003



BOARD APPOINTMENT - SIR ROBERT WALMSLEY



British Energy announces the appointment of Sir Robert Walmsley to the Board with effect from 1 August 2003.

Sir Robert, 62, was most recently Chief of Defence Procurement, Ministry of Defence, a post which he held from 1996 until 2003. Under the rules on the acceptance of outside appointments by Crown servants, Sir Robert applied for and received permission to accept this appointment.

Prior to his MOD appointment, Sir Robert's career was in the Royal Navy during which time he was a nuclear propulsion specialist and one of his roles was as Chairman of the Naval Nuclear Technical Safety Panel.

Sir Robert will chair British Energy's Safety, Health and Environment Committee, replacing Sir Robert Hill whose retirement from the Board was announced on 16 June 2003.

Adrian Montague, chairman, said "I am delighted to welcome Sir Robert to the Board of British Energy. His nuclear expertise, combined with his commercial experience, will be a great asset".



CONTACTS:

Andrew Dowler         Financial Dynamics,(Media)               020 7831 3113

Paul Heward           British Energy (Investor Relations)      01355 262 201

Website: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 11 2003                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations